932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

June 24, 2016

Via EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Ms. Suzanne Hayes

Re:	PDL BioPharma, Inc.
Registration Statement on Form S-3 (File No. 333-211970)
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, PDL BioPharma, Inc., a Delaware corporation (the “Company”), respectfully requests the acceleration of the effectiveness of the above-referenced Registration Statement (the “Filing”), so as to become effective at 10:00 a.m. (EDT) on June 28, 2016, or as soon thereafter as practicable.
The Company hereby acknowledges that:

•
should the United States Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Filing by telephone call to Karen Bertero of Gibson, Dunn & Crutcher LLP, at (213) 229-7360.

Please do not hesitate to contact the undersigned at (775) 832-8500, or Karen Bertero of Gibson, Dunn & Crutcher LLP at (213) 229-7360 with any questions or comments with respect to this letter.
Very truly yours,
PDL BioPharma, Inc.
By: /s/ Christopher L. Stone
Christopher L. Stone
Vice President, General Counsel &
Secretary

cc:	Karen Bertero, Gibson, Dunn & Crutcher LLP